Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the financial statements and the related notes thereto that are included as Exhibit 99.3 to the Report on Form 6-K submitted to the Securities and Exchange Commission (the "SEC") on February 28, 2025, which includes this discussion and analysis as Exhibit 99.2. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended June 30, 2024, as filed with the SEC on September 9, 2024, as amended on November 7, 2024 (the “Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Annual Report. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Vast and its consolidated subsidiaries.Capitalized terms used, but not defined herein, have the meanings ascribed thereto in the Annual Report.
The financial information reported herein has been prepared in accordance with IFRS as issued by the IASB and is presented in U.S. dollars unless otherwise stated.
Company Overview
We are a concentrated solar thermal power (CSP) technology company that has developed proprietary, next-generation CSP technology that provides clean, dispatchable renewable energy for utility-scale power, industrial heat and clean fuel production applications. Founded in Sydney, Australia in 2009, our vision is to provide continuous carbon-free energy globally, by making it possible to generate solar energy on a dispatchable basis. We will deploy CSP and complementary technologies to deliver renewable and dispatchable electricity, heat and storage on a continuous basis.
Key Factors Affecting our Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of our Annual Report titled “Risk Factors”.
Our business model is to develop CSP projects using our technology, supply the equipment and technology required to construct those projects and provide support to those projects during and after construction. We believe the key to full vertical integration revolves around mastering the technology development, basic engineering and component manufacturing utilizing the significant R&D investment we have made.
The protection of our intellectual property is important to the success of the business. We have a platform of unique and extensive intellectual property covering the full range of CSP technologies. This is supported by a detailed strategy that has driven our intellectual property creation program from inception.
We operate in a heavily regulated energy sector, which is subject to a variety of international, federal, state and local regulations and agencies that impact our operations. As a participant in the renewable energy sector specifically, there are additional regulations, tax incentives and support mechanisms in place to promote growth. Any reduction in these benefits could affect our business.

Results of Operations
Comparison of the six months ended December 31, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with the condensed consolidated financial statement and notes included elsewhere in this report. The following table sets forth our consolidated results of operations for the periods shown:

	Six Months Ended December 31,
	2024	2023
	(in thousands of $ unless otherwise indicated)
Consolidated Statement of Profit or Loss and Other Comprehensive Income:
Revenue:
Revenue from customers	—	328
Grant revenue	6,619	440
Total revenue	6,619	768
Expenses:
Employee benefits expense	4,136	2,016
Consultancy expense	2,437	2,200
Administrative and other expenses	6,589	5,485
Share based listing expenses	—	106,017
Raw materials and consumables used	167	586
Depreciation expense	73	27
Finance costs, net	532	1,509
Share in loss of jointly controlled entities	300	120
(Gain)/loss on derivative financial instruments	(1,960)	164,296
Total expenses	12,274	282,256
Net loss before income tax	(5,655)	(281,488)
Income tax benefit	—	2
Net loss	(5,655)	(281,486)

Other comprehensive income that will not be reclassified to profit or loss:
(Loss)/gain on foreign currency translation, net of tax	185	(241)
Total Comprehensive Loss for the six months	(5,470)	(281,727)

Revenue from customers
Revenue from customers is driven by the number of engagements with customers for consultancy advice and / or margin on goods or other services purchased for customer projects. For the six months ended December 31, 2024, no revenue from customers was received compared to $0.3 million for the same six months ended December 31, 2023 representing a decrease of $0.3 million. This decrease was primarily the result of prior year consulting fees associated with project activity related to an ongoing single customer assignment. Revenue from customers is currently not a material source of our funding, as we have historically relied upon other sources of funding such as government grants.
Revenue from customers is predominantly sourced from one customer and we will continue to seek consulting opportunities with this and other customers. However, we are not dependent on this source of revenue given the focus of the business on project development and the significance of grant revenue received historically.

Grant revenue
Grant revenue was $6.6 million for the six months ended December 31, 2024, as compared to $0.4 million for the six months ended December 31, 2023, representing an increase of $6.2 million or 1,404%. This increase is attributable to an updated funding agreement to access up to AUD30 million of the Company's existing AUD65 million grant from the Australian Renewable Energy Agency (“ARENA”).

Total revenue
Total revenue increased by 762%, or $5.8 million, from $0.8 million for the six months ended December 31, 2023, to $6.6 million for the six months ended December 31, 2024. The overall increase in revenue during the six months ended December 31, 2024 was related to ARENA grant funding received.

Employee benefits expenses
Employee benefits expenses are driven by the number of employees, both permanent (full-time and part- time) and casual, and include related on-costs such as superannuation and payroll tax.
Employee benefits expenses totaled $4.1 million for the six months ended December 31, 2024, as compared to $2.0 million for the six months ended December 31, 2023, representing an increase of $2.1 million or 105%, which was primarily due to an increase in the number of employees. These employees were required to support research, project development and corporate activity.

Consultancy expenses
Consultancy expenses are driven by engagements with third party contractors who provide professional services for both research and project development and corporate activity.
Consultancy expenses totaled $2.4 million for the six months ended December 31, 2024, as compared to $2.2 million for the six months ended December 31, 2023, representing an increase of $0.2 million or 11%. This increase is primarily the result of increased research and project development activity in the six months ended December 31, 2024 compared to the six months ended December 31, 2023 as the business engaged more engineers and project consultants to deliver studies and basic design of “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia).

Administrative and other expenses
Administrative and other expenses include accounting and audit, legal, advertising, marketing, licenses, subscriptions and other similar types of expenses.
Administrative and other expenses for the six months ended December 31, 2024, totaled $6.6 million, as compared to $5.5 million for the six months ended December 31, 2023, representing an increase of $1.1 million or 20%. This increase is primarily a result of increased share based payment expenses, $2.1 million, predominantly for the additional value allocated to management shares upon Capital Reorganization together with insurance costs of $0.8 million, and offset by a decrease of legal, accounting and audit expenses of $2.3 million.

Share based listing expenses
Share based listing expenses of $106.0 million for the six months ended December 31, 2023, represent non-cash charges recorded in connection with the consummation of the Capital Reorganization (the “SPAC merger”).
The expense reflects the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net liabilities assumed. The fair value of the Company’s Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary Share at transaction closing as of December 19, 2023.
The fair value of share consideration of $94.8 million and NETC’s net liabilities of $11.2 million resulted in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.0 million. The difference is reflected as a share-based listing expense of $106.0 million for the services provided by NETC in connection with the listing.

Raw materials and consumables
Raw materials and consumables used during the six months ended December 31, 2024, amounted to $0.2 million, as compared to $0.6 million for the six months ended December 31, 2023, representing a decrease of $0.4 million. This was primarily driven by the development of products in connection with our Port Augusta Project.

Depreciation expense
Depreciation expense for the six months ended December 31, 2024, was $72.5 thousand, as compared to $27.0 thousand for the six months ended December 31, 2023, representing an increase of $45.5 thousand or 169%.

Finance costs, net
Finance costs, net during the six months ended December 31, 2024, were $0.5 million, as compared to $1.5 million for the six months ended December 31, 2023, representing a decrease of $1.0 million or 65%. The decrease was primarily the result of a lower debt balance and as a result a decrease in effective interest rates for the six months ended December 31, 2024.

Share in loss of jointly controlled entities
Share in loss of jointly controlled entities relates to our investment in Silicon Aurora and amounted to $0.3 million for the six months ended December 31, 2024 compared to $0.1 million for the six months ended December 31, 2023.

(Gain)/loss on derivative financial instruments
Gain on derivative financial instruments for the six months ended December 31, 2024 was $2.0 million compared to a loss of $164.3 million for the six months ended December 31, 2023, primarily due to the impact of fair value movements on our financial instruments. The loss for the six months ended December 31, 2023 related primarily to a $170.4 million realized loss on the embedded derivatives associated with the Convertible Notes and the Senior Convertible Notes issued to AgCentral which were marked to market immediately prior to the completion of the Capital Reorganization transaction based on a quoted market price of $11.99 per Ordinary Share as at December 19, 2023. This loss was partially offset by unrealized gains on the Promissory Notes issued to EDF and NETC Warrants ($6.1 million) as part of the Capital Reorganization transaction which arose due to a decline in the quoted market price of Vast’s Ordinary shares since December 19, 2023, the date of completion of the Capital Reorganization transaction.

Income tax benefit
Our income tax benefit during the six months ended December 31, 2024 was zero compared to a benefit of $2 thousand for the six months ended December 31, 2023.

Total expenses
Total expenses decreased by $270.0 million to $12.3 million for the six months ended December 31, 2024 compared to $282.3 million for the six months ended December 31, 2023. The decrease was primarily due to share-based listing expenses and the loss on derivative financial instruments or the six months ended December 31, 2023. See above for discussion of these expenses.

Net loss
Net loss for the six months ended December 31, 2024 totaled $5.7 million ($0.19 per share on a basic and diluted basis) as compared to a loss for the six months ended December 31, 2023 of $281.5 million ($66.44 per share on a basic and diluted basis), for a decrease of $275.8 million in net loss. The decrease in net loss was primarily related to prior year non-cash accounting activities related to the close of the Capital Reorganization was predominantly due to (a) share based listing expense recognized upon consummation of the BCA, amounting to $106.0 million, and (b) the loss realized recorded upon conversion of Convertible financial instruments previously issued by the Company and immediately prior to the consummation of the Capital Reorganization, amounting to $170.4 million.

Liquidity and Capital Resources
We have primarily funded our operations with equity by AgCentral and Nabors Lux , debt investments by EDF, government grants and the proceeds of the Capital Reorganization and Financings. As of June 30, 2024, we had cash and cash equivalents of $11.1 million and working capital of $3.6 million. As of December 31, 2024, we had cash and cash equivalents of $6.9 million and working capital of $1.0 million. The primary reason for this decrease in working capital is the decrease in cash compared to prior period proceeds from the capital raise of $35.3 million on December 18, 2023, and the Backstop arrangement.

Sources of Liquidity
Operating cash flow
We incurred net operating cash outflows of $3.9 million for the six months ended December 31, 2024, and $28.0 million million for the six months ended December 31, 2023. We do not expect net operating cash inflows in the short term.

Equity
As of December 31, 2024, Vast had total diluted common shares outstanding of 29,973,504.
In connection with the Capital Reorganisation, Vast issued 25,800,229 shares valued at $295.3 million (net of $1.5 million transaction costs accounted for as a deduction from equity) as of Capital Reorganisation. Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
Immediately prior to the Effective Time, the Company implemented the MEP Share Conversion, the Existing AgCentral Indebtedness Conversion and then the Split Adjustment. The aggregate number of Ordinary Shares outstanding immediately following the Split Adjustment and immediately prior to the Effective Time was 20,499,999 Ordinary Shares.
In connection with the Capital Reorganisation, Vast issued:
1.An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral and Nabors Lux. Issuance of these Ordinary Shares resulted in the extinguishment of $12.5 million of indebtedness.
2.An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock that were not submitted for redemption to the holders thereof. This includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its’ financing obligations. Vast received $8.8 million as the proceeds of the Trust Account not paid to the holders of Redemption Shares.
3.An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement. Includes 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Capital Reorganization in connection with CAG’s investments.
4. 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as the Incremental Funding Commitment Fee.
5. 980,392 Ordinary Shares to AgCentral for $10.0 million pursuant to its Equity Subscription Agreement and 735,294 Ordinary Shares to Nabors Lux for $7.5 million pursuant to its Equity Subscription Agreement.
6. 171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.
Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $316.6 million. If the Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the Warrants. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants for cash. The exercise price of the Public Warrants and Private Warrants is $11.50 per share. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. On January 31, 2025, the closing prices for our Ordinary Shares and Public Warrants on Nasdaq were $0.96 per share and $0.0589 per warrant, respectively. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. Warrant holders have the option to exercise their Warrants on a cashless basis in accordance with the Vast Warrant Agreements. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of Warrants will decrease. We will continue to evaluate the probability of Warrant exercises and the merit of including potential cash proceeds from the exercise of the Warrants in our future liquidity projections, but we do not currently expect to rely on the cash exercise of Warrants to fund our operations.

Debt
On December 18, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF) and an Embedded derivative liability was recognized for $5.5 million. As at December 31, 2024 the valuation of the instrument was measured at $0.05 million, the reduction being predominantly driven by the significant decrease in the Company’s share price and its resulting impact on the valuation of the embedded derivative liability, since issuance (1.11 as at December 31, 2024).
The Promissory Note has a face value equivalent to EUR 10,000,000 converted into USD $10,831,953. Interest is accrued at the rate of 3% per annum. Interest accrues daily on the principal outstanding amount. Within the first 18 months of issuance, the Company has the option to settle interest payments in cash or by issuance of additional convertible notes. The Promissory Note has an original term of 5 years but may be extended another 2 years at the HoldCo option via notice. EDF has the right to convert all or a portion (not less than $2 million) of the outstanding principal amount and interest at an exchange rate of $10.20 per share for a period of 5 years (or 7 years if extended). The exchange is conditional on satisfaction of the exchange condition being, EDF has invested at least $20.0 million in the project entity of a CSP Project.
The outstanding balance on Shareholder loans was converted to Ordinary Shares as of the Capital Reorganization.

Government Grants

To date, we have relied to a significant extent on government funding, in the form of grants, to develop and validate our technology. Similarly, we have conditional government funding approval, and we expect to receive substantial government funding, for up to AUD 65 million grants and up to AUD 110 million in concessional financing for the development of VS1 and we and our consortium partner, Mabanaft, expect to receive conditional government funding for up to AUD 19.5 million and EUR 12.4 million for the development of SM1. In November 2024, we signed an updated funding agreement to access up to AUD 30 million of its existing AUD 65 million grant, of which AUD 10 million was received during the six months ended December 31, 2024, from the Australian Renewable Energy Agency (“ARENA”). Although we are confident in our ability to ultimately obtain this funding, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions (for example, with respect to the AUD 110 million concessional financing for VS1, a final investment decision being made), and there can be no assurance that we will be able to meet such conditions. The AUD 30 million non-dilutive grant will be released from AUD 65 million of funding announced in February 2023 by the Minister for Climate Change and Energy, Hon Chris Bowen MP, and ARENA. Construction of VS1 is anticipated to begin in Q2 2025, with capital expenditures estimated to be in the range of AUD 360 million - AUD 390 million. In addition, the conditional government funding and concessional financing will not cover the full costs of development and delivery of VS1 or SM1. Accordingly, we and where applicable, our consortium partners, will need to obtain and invest significant capital in these projects in order to complete them.
For the six months ended December 31, 2024, we received $6.6 million from Government grants.

Tax and R&D incentives
We currently depend on government policies that support utility scale renewable energy and enhance the economic feasibility of developing and operating solar energy projects in regions in which we operate or plan to develop and operate renewable energy facilities. The Australian government provides incentives, such as Large-scale Generation Certificates that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind and solar energy facilities. In the U.S., policy support from the IR Act is expected to improve the economics of projects we may develop in the U.S., which we believe will accelerate deployments in the U.S. through production tax credits (“PTC”) and 30+% investment tax credits (“ITC”). As a result of budgetary constraints, political factors or otherwise, governments from time to time may review their laws and policies that support renewable energy and consider actions that would make the laws and policies less conducive to the development and operation of renewable energy facilities. Such changes may, amongst other things, have a material adverse effect on our liquidity and capital resources.
In order to encourage the industry to invest more in research and development, the Australian government offers a tax incentive that reduces our research and development costs by offering tax offsets for eligible research and development expenditure. Under the R&D Tax Incentive, for the six months ended December 31, 2023 we were eligible to receive a refundable research and development tax offset in respect of our eligible research and development expenditure of $0.4 million. For December 31, 2024, Vast carries forward such allowances as tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12. Refer to Note 4 – Grant Revenue.
Future Cash Requirements
Ongoing Operations
Vast recently successfully completed large-scale testing of our CSP receiver tower, marking the final technical milestone. Designed and manufactured in Goodna, Queensland, the receiver tower is the final component of Vast’s next generation clean energy solution to be built and tested at operational scale. The technology is set to be deployed at Vast’s Port Augusta Green Energy Hub to power South Australia’s grid and green fuels production. The milestone reinforces Vast’s readiness to deliver solutions with best-in-class performance and is an important step toward financial close for Vast Solar 1 (“VS1”), the company’s 30MW utility scale reference project with 8 hours of storage. Vast’s receiver tower design will deliver more efficient, lower cost and lower risk dispatchable clean energy on demand, outperforming any solution in market today. The receiver tower is modular and repeatable with a simple supply chain, which Vast believes will facilitate rapid construction on site and straightforward commissioning. The design also reduces energy losses and has limited moving parts to deliver reliable long-term performance.
We are currently devoting substantial resources to reaching a final investment decision on the VS1 project. This entails extensive work to amongst other things, finalize and validate with third parties individual plant components and overall plant design, refining the technology that supports CSPv3.0, protecting our intellectual property, developing protocols to test equipment, progressing through the full front-end engineering design process, negotiating construction terms with contractors and to qualifying and negotiating with suppliers for timely delivery of materials and components. We are also devoting resources to advancing the Solar Methanol 1 ("SM1") project, to develop our broader project pipeline and securing additional financing.
We have not yet entered into binding construction contracts with many of our suppliers. As previously announced industry-wide inflationary pressures significantly increased costs for materials and labor in our industry over the last several years and has had of increasing our anticipated expenses for the construction and development of VS1and SM1. Although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we currently believe that it will cost in the range of AUD 360 million - AUD 390 million for VS1 and AUD 80 million for SM1. We continue to negotiate with contractors and suppliers to finalize commercially acceptable terms.
We believe that we will have sufficient funding to execute on our near-term business plan of completing the work and processes to progress VS1 to final investment decision. However, our funds will be insufficient to fully finance completion of VS1 and SM1 or otherwise pursue our long-term business and we will need substantial additional funds to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of VS1, SM1 and our other projects. As discussed above, to date we have relied to a significant extent on government funding in the form of grants. We continue to pursue a number of potential financing alternatives, particularly government grants, as well as government loans, public and private equity and debt offerings, joint ventures and collaborations and other strategic opportunities and means. We are currently confident in our ability to ultimately obtain this funding. However, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions and there can be no assurance that we will be able to meet such conditions.
Lease Commitments
We had lease commitments outstanding of $0.5 million on December 31, 2024 related to rented office space for engineering and operational personnel. Lease commitments include agreements to lease office space that are legally binding and that specify all significant terms, including pricing provisions and the approximate timing of the payments.
Joint Venture Commitment
During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd (“VSA”) our wholly owned subsidiary, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. We acquired 50% of the shares in SiliconAurora on June 15, 2022 from 1414 Degrees for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 from the short-term loan obtained from the shareholder and the remainder of $0.96 million is expected to be paid by July 31, 2025, subject to the joint venture receiving a written offer/ notice to connect from relevant network service provider. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by repaying the remaining component of deferred consideration and fund Vast’s on-going operational expenditure.
Debt
As of December 31, 2024, the Company had total borrowings of $6.4 million all of which are classified as non-current. See Note 12 – Borrowings and other financial liabilities of our historical consolidated financial statements for the six months ended December 31, 2023 for further details about our financing arrangements.
Cash Flows
Our cash flows depend on, to a large degree, the loans from investors, government grants, tax rebates, and revenue from customers.

(1)Operating Activities. Net cash used in operating activities totaled $3.9 million for the six months ended December 31, 2024, compared to net cash used of $28.0 million during the six months ended December 31, 2023. Net cash used in operating activities is primarily influenced by changes in operating assets and liabilities items such as collection of receivables increasing cash balances and payments of operating payables decreasing cash balances. Changes in working capital resulted in a decrease of $0.1 million in cash flows during the six months ended December 31, 2024 and $19.2 million in cash flows during the six months ended December 31, 2023. The decrease in payments related to trade and other payables was driven by costs related to the Capital Reorganization occurred in the prior year. See Note 20 – Capital reorganization (the “SPAC Merger”).

(2)Investing Activities. Net cash used in investing activities totaled $0.4 million during the six months ended December 31, 2024, compared to net cash used of $0.1 million in the six months ended December 31, 2023. Our primary uses of cash for investing activities include the related funding of an interest in the SiliconAurora joint venture.

(3)Financing Activities. Net cash generated by financing activities totaled $0.01 million during the six months ended December 31, 2024, compared to cash generated totaled $42.5 million six months ended December 31, 2023. Financing activities during the six months ended December 31, 2023 are from borrowings of $33.3 million and net Capital Reorganization proceeds of $9.2 million with no equivalent for the six months ended December 31, 2024.

The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the out standing debt. In particular, the development and delivery of projects VS1 and SM1 will require substantial funding. These projects are expected to rely on outside sources of financing. In this light the Company continue pursuing additional governmental funding in addition to raising additional funding through an external capital raising activities. The Company’s ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.
Going Concern
Refer to Note 2 – Summary of Material Accounting Policies - b) Going Concern.
Other Matters
Strategic Joint Ventures
On December 7, 2023, the Company entered into a Joint Development Agreement (“JDA”) with EDF, under which the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF has establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA. No liabilities have been recognized as of December 31, 2024.
The Company signed a Joint Development Agreement (JDA), on June 13, 2024, with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant. Located in South Australia at the Port Augusta Green Energy Hub, SM1 will have the capacity to produce 7,500 tonnes of green methanol each year. Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise several hard-to-abate industries, including shipping and aviation. The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft signed funding agreements for SM1 for up to AUD $40 million in February 2024.
Off-Balance Sheet Arrangements
As of December 31, 2024 and 2023, we did not have any off-balance sheet arrangements.
Research and development, patents and licenses
The Australian government offers a tax incentive that reduces our Research and Development (R&D) costs by offering tax offsets for eligible R&D expenditure. For the six months ended December 31, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12. In the six months ended December 31, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.
Patents and licenses
Patents and licenses are recognized as intangible assets at the point in time that they become legally registered under our control and ownership thereby generating an economic benefit to us.
We have filed for numerous patents across the globe in relation to the CSP technology that we intend to undertake to support our pipeline of projects globally. As of December 31, 2024, a number of these patents were pending registration, no intangible asset was recognised for these patents for the period.
Trend Information
Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates
Management’s discussion and analysis of the financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
Critical accounting estimates are those that the Company’s management considers the most important to the portrayal of the Company’s financial condition and results of operations because they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain The Company’s critical accounting estimates in relation to its consolidated financial statements include those related to:
•Revenue recognition from contract with customers
•Financial Instruments

Additional information related to our critical accounting estimates can be found in Note 2 – Summary of Material Accounting Policies of our consolidated financial statements included elsewhere in this report.